vnu

RECEIVED

2004 DEC 20 P 12: 15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities & Exchange Commission
Fifth Street, N.W., Judiciary Plaza 450
20549 WASHINGTON DC
U.S.A.

Corporate Communications / Investor Relations

04046950

SUPPL

Date	November 9, 2004
Direct phone	+31 23 546 32 38
Direct fax	+31 23 546 39 12
E-mail	r.de.meel@hq.vnu.com
Subject	**ADR file nr. 82-2876**

Dear Sirs,

Please find enclosed a press release dated November 9, 2004:

VNU TO RELOCATE CFO AND PART OF CORPORATE FUNCTIONS TO NEW YORK

With kind regards,
VNU bv
i/a.

Rob de Meel
Senoir Vice President

PROCESSED
JAN 04 2005
THOMSON
FINANCIAL

dlw 1/3

vnu

Press release

ADR FILE NR. 82-2876

Date November 9, 2004

VNU TO RELOCATE CFO AND PART OF CORPORATE FUNCTIONS TO NEW YORK

Haarlem, the Netherlands – VNU, a leading global information and media company, today announced that Rob Ruijter, CFO-designate, will be located at VNU's New York headquarters in the course of 2005. This is a consequence of the recent changes in VNU's business portfolio (including the imminent sale of World Directories) and the fact that the majority of operations are now managed from New York. As a result, all Executive Board members will be New York based.

With the Executive Board located in the US, it is intended that a number of Haarlem based corporate functions and roles be transferred to New York in the second half of 2005.

This relocation of function and roles, coupled with the impact of VNU's transformation in recent years, will have an effect on our Haarlem headquarters. We expect that approximately 40 jobs will become redundant. Less than half are directly related to the New York relocation.

VNU nv, the top holding company with a listing on the Euronext Amsterdam stock exchange will remain a Dutch legal entity with financing activities. Consequently, a sizable part of VNU's headquarter operations will remain in Haarlem, the Netherlands.

VNU

VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research), business information (Billboard, The Hollywood Reporter, Computing, Intermediair) and directory publishing (Golden Pages).
VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues amounted to EUR 3.9 billion in 2003. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com

Press contacts	Koen van Zijl	telephone	+ 31 23 546 39 35
Investor relations	Rob de Meel	telephone	+ 31 23 546 36 00